Exhibit 99.4

Exhibit 99.4 51JOB, INC. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING COMMON SHARES OF 51JOB, INC. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE FOR AGAINST FOR AGAINST Res. 1 ? ? Res. 3 ? ? Res. 2 ? ? Res. 4 ? ? Address Change ? Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. ? Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA To re-elect Mr. David K. Chao as a director of the Company. To re-elect Mr. James Jianzhang Liang as a director of the Company. To elect Mr. Kazumasa Watanabe as a director of the Company. To re-elect Mr. Rick Yan as a director of the Company. 51JOB, INC. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Board of Directors of 51JOB, INC. (the “Company”) has announced an Annual General Meeting of Members (the “Meeting”) to be held at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China, on Thursday, December 6, 2012, at 9:00 a.m., local time, to take action in the Resolutions set forth on this Voting Instruction Card. If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Common Shares represented by your ADRs in respect of such Resolutions at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., December 3, 2012. Only the registered ADR holders of record at the close of business on October 19, 2012, will be entitled to execute the attached Voting Instruction Card. If no Voting Instruction Card is received by the Depositary before 12:00 p.m., December 3, 2012 or in the manner required, the Depositary shall deem that you have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company to vote unvoted Common Shares. The signatory, a registered holder of ADRs representing Common Shares of the Company of record on October 19, 2012, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Common Shares of the Company represented by such ADRs registered in the name of the signatory, on the Resolutions at the Meeting. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 12:00 p.m., December 3, 2012. The proxy materials, including the Company’s 2011 annual report, are available at http://ir.51job.com under the heading “Annual Report.” JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.